

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2021

Christopher D. Maher
President and Chief Executive Officer
OceanFirst Financial Corp.
110 West Front Street
Red Bank, NJ 07701

> **Re: OceanFirst Financial Corp.**
> **Registration Statement on Form S-4**
> **Filed December 23, 2021**
> **File No. 333-261868**

Dear Mr. Maher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Sven Mickisch, Esq.